UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The following press release is furnished hereto:

Exhibit 99.1	Press Release of Check Point Technologies Software Ltd., dated September 16, 2025, “Check Point Acquires Lakera to Deliver End-to-End AI Security for Enterprises”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: September 16, 2025

Exhibit

Exhibit 99.1	Press Release of Check Point Technologies Software Ltd., dated September 16, 2025, “Check Point Acquires Lakera to Deliver End-to-End AI Security for Enterprises”.